                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                      Championship Auto Racing Teams, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   15871110-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 James Grosfeld
                      20500 Civic Center Drive, Suite 3000
                           Southfield, Michigan 48076
                                 (248)827-1700
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 19, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 15871110-1              13D                         PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    James Grosfeld
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,518,800
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,518,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,518,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 15871110-1              13D                         PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,518,800
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,518,800
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,518,800
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.


         The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share ("Common Stock"), of Championship Auto Racing Teams, Inc., a Delaware corporation ("CART"). The address of CART's principal executive offices is 755 West Big Beaver Road, Suite 800, Troy, Michigan 48084.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by James Grosfeld and Nancy Grosfeld, his wife, who are referred to in this Schedule as the "Reporting Persons". James Grosfeld's business address is 20500 Civic Center Drive, Suite 3000, Southfield, Michigan 48076. Mr. Grosfeld's present principal occupation or employment is private investor. Mr. Grosfeld has also served on the Board of Directors of CART since October 19, 2001. Nancy Grosfeld's address is 420 Martell Drive, Bloomfield Hills, Michigan 48013. Mrs. Grosfeld's present principal occupation or employment is homemaker.

         Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons acquired beneficial ownership of their Common Stock through various brokerage accounts at Bear, Stearns & Co. Inc., Neuberger Berman, LLC and Ameritrade, Inc. (the "Brokerage Accounts") which contain their personal funds or funds of the affiliated account owner (see Item 5). The Brokerage Accounts are subject to client agreements between the applicable account owner and the brokerage firm. From time to time, the brokerage firms may extend margin credit to the applicable account owner under the terms of the brokerage account. No margin loans have been made to acquire the Common Stock reported in this schedule as beneficially owned by the Reporting Persons. The Reporting Persons used approximately $24,800,000 of their personal funds or funds of the affiliated account owner to acquire the Common Stock reported in this schedule as beneficially owned by them.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock beneficially owned by them for investment purposes, because they believe that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of CART's underlying business and assets. As substantial shareholders of CART, the Reporting Persons expect and intend to explore


                               Page 4 of 10 pages
and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by the Reporting Persons, including changes to the composition of CART's Board of Directors, management or both, and extraordinary transactions involving CART. Mr. Grosfeld plans to request that the CART Board of Directors consider the appointment of Christopher Pook as the President and Chief Executive Officer of CART.

         In addition, the Reporting Persons may encourage CART to explore strategic alternatives to increase shareholder value and, depending on CART's response, may consider pursuing such alternatives on their own or with third parties. However, the Reporting Persons currently have no specific plans or proposals with respect to these matters.

         Subject to market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Persons intend to review on a continuing basis various factors relating to their investment in CART, including CART's business and prospects, the price and availability of CART's securities, subsequent developments affecting CART, other investment and business opportunities available to the Reporting Persons, their general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Persons may determine to dispose of some of all of their Common Stock, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Stock by CART), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Persons pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Persons reserve the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if they determine such acquisition or disposal is not in their best interests at that time.

         Other than as described above, the Reporting Persons do not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by either of them of securities of CART, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CART or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of CART or any of its subsidiaries, (d) any change in the present Board of Directors or management of CART, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in CART's present capitalization or dividend policy, (f) any other material change in CART's business or corporate structure, (g) any changes in CART's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of CART by any person, (h) causing a class of securities of CART to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of CART's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.


                               Page 5 of 10 pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of November 27, 2001 are as follows:

                                            Number                              Percent*
                                            ------                              --------
         James Grosfeld and
         Nancy Grosfeld                       1,518,800    **                     10.3%

*Based on the 14,718,134 shares of Common Stock reported as outstanding as of November 1, 2001 in CART's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

**Includes (1) 775,320 shares held in two joint personal brokerage accounts at Bear, Stearns & Co. Inc. by the Reporting Persons, (2) 251,200 shares held in a brokerage account at Bear, Stearns & Co. Inc. by Flagstone Corporation, a Michigan corporation ("Flagstone"), (3) 238,000 shares held in a joint personal brokerage account at Ameritrade, Inc. by the Reporting Persons, (4) 96,540 shares held in a brokerage account at Bear, Stearns & Co. Inc. by the James Grosfeld 2001 Three Year Grantor Retained Annuity Trust, under an agreement dated as of May 4, 2001 (the "James Grosfeld GRAT"), (5) 96,540 shares held in a brokerage account at Bear, Stearns & Co. Inc. by the Nancy Grosfeld 2001 Three Year Grantor Retained Annuity Trust, under an agreement dated as of May 4, 2001 (the "Nancy Grosfeld GRAT"), (6) 52,000 shares held in a brokerage account at Neuberger Berman, LLC by Multivest Real Estate, Inc., a Michigan corporation ("Multivest Real Estate"), (7) 3,159 shares held in a brokerage account at Bear, Stearns & Co. Inc. by Grosfeld Partners LLC, a Michigan limited liability company ("Grosfeld Partners"), (8) 3,041 shares held in a brokerage account at Bear, Stearns & Co. Inc. by Grosfeld RK Partners LLC, a Michigan limited liability company ("Grosfeld RK Partners"), and (9) 3,000 shares held in a brokerage account at Neuberger Berman, LLC by Multivest, Inc., a Michigan corporation ("Multivest"). The Reporting Persons disclaim beneficial ownership of the shares held by Grosfeld RK Partners.

         (b) The Reporting Persons share voting and investment power over the 1,518,800 shares of Common Stock reported above as beneficially owned by them:

- The Reporting Persons' joint brokerage accounts at Bear, Stearns & Co. Inc. and Ameritrade, Inc. hold 1,013,320 shares of Common Stock, and as a result, they share voting and investment power over these shares.
- Flagstone's brokerage account at Bear, Stearns & Co. Inc. owns directly 251,200 shares of Common Stock and has the sole power to vote and dispose of these shares. As a result, because Mr. Grosfeld and his son, Jason Grosfeld, are executive officers of Flagstone and because the Reporting Persons are husband and wife, the Reporting Persons may be deemed to share voting and investment power over the shares owned by Flagstone.
- The James Grosfeld GRAT's brokerage account at Bear, Stearns & Co. Inc. owns directly 96,540 shares of Common Stock, and, through Mr. Grosfeld as its trustee, has the sole power to vote and dispose of these shares. As a result and because the Reporting Persons are husband and wife, the Reporting Persons may be deemed to share voting and investment power over the shares owned by the James Grosfeld GRAT.


                               Page 6 of 10 pages

- The Nancy Grosfeld GRAT's brokerage account at Bear, Stearns & Co. Inc. owns directly 96,540 shares of Common Stock, and, through Mrs. Grosfeld as its trustee, has the sole power to vote and dispose of these shares. As a result and because the Reporting Persons are husband and wife, the Reporting Persons may be deemed to share voting and investment power over the shares owned by the Nancy Grosfeld GRAT.

- Multivest Real Estate's and Multivest's brokerage accounts at Neuberger Berman, LLC own directly 55,000 shares of Common Stock, and through Mr. Grosfeld as their sole shareholder and one of their directors and executive officers, has the sole power to vote and dispose of these shares. As a result and because the Reporting Persons are husband and wife, the Reporting Persons may be deemed to share voting and investment power over the shares owned by Multivest Real Estate and Multivest.

- The brokerage account at Bear, Stearns & Co. Inc. in the name of Grosfeld Partners, a manager managed limited liability company, owns directly 3,159 shares of Common Stock, and through Mr. Grosfeld as its manager, has the sole power to vote and dispose of these shares. As a result and because the Reporting Persons are husband and wife, the Reporting Persons may be deemed to share voting and investment power over the shares owned by Grosfeld Partners.

- The brokerage account at Bear, Stearns & Co. Inc. in the name of Grosfeld RK Partners, a manager managed limited liability company, owns directly 3,041 shares of Common Stock, and through Murry Hozman as its manager, has the sole power to vote and dispose of these shares. The Reporting Persons disclaim beneficial ownership of the shares held by Grosfeld RK Partners, although they are included in the shares reported as beneficially owned by the Reporting Persons in this schedule because Mr. Grosfeld's adult daughter is a member of Grosfeld RK Partners.

         Flagstone's principal business is investing. The purpose of the James Grosfeld GRAT, the Nancy Grosfeld GRAT, Grosfeld Partners and Grosfeld RK Partners is to provide an estate planning device for transferring assets to the Reporting Persons' children. Multivest Real Estate and Multivest's principal business is investing. Jason Grosfeld's present principal occupation or employment is Chief Executive Officer of Softwax, Inc., a company engaged in providing Internet services. Murry Hozman is currently retired. Flagstone's, Jason Grosfeld's, the James Grosfeld GRAT's, the Nancy Grosfeld GRAT's, Grosfeld Partners', Grosfeld RK Partners', Multivest Real Estate's and Multivest's business address is 20500 Civic Center Drive, Suite 3000, Southfield, Michigan 48076. Murry Hozman's address is 30604 Ramblewood Club Drive, Farmington Hills, Michigan 48331.

         None of Flagstone, Jason Grosfeld, the James Grosfeld GRAT, the Nancy Grosfeld GRAT, Grosfeld Partners, Grosfeld RK Partners, Multivest Real Estate, Multivest or Murry Hozman has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Flagstone, Jason Grosfeld, the James Grosfeld GRAT, the Nancy Grosfeld GRAT, Grosfeld Partners, Grosfeld RK Partners, Multivest Real Estate, Multivest or Murry Hozman has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 7 of 10 pages

         Flagstone, Multivest Real Estate and Multivest are Michigan corporations. The James Grosfeld GRAT and the Nancy Grosfeld GRAT are governed by Michigan law. Grosfeld Partners and Grosfeld RK Partners are Michigan limited liability companies. Jason Grosfeld and Murry Hozman are citizens of the United States of America.

         (c) The Reporting Persons, the James Grosfeld GRAT and the Nancy Grosfeld GRAT (through the Brokerage Accounts) effected the following purchases of shares of Common Stock in open market transactions since August 20, 2001 (60 days before The Reporting Persons became a director of CART on October 19,
2001):

                Name                     Transaction Date               Shares            Price Per Share
                ----                     ----------------               ------            ---------------
         Reporting Persons                  9/5/01                         100                 15.02
         Reporting Persons                  9/5/01                       9,900                 15.05
         Reporting Persons                  9/10/01                      1,800                 14.90
         Reporting Persons                  9/10/01                      1,800                 14.91
         Reporting Persons                  9/19/01                        300                 14.59
         Reporting Persons                  9/19/01                      4,500                 14.51
         Reporting Persons                  9/19/01                        600                 14.60
         Reporting Persons                  9/19/01                      9,000                 14.55
         Reporting Persons                  9/24/01                      2,300                 14.00
         Reporting Persons                  9/24/01                      3,400                 13.54
         James Grosfeld GRAT                9/26/01                      8,950                 14.50
         Nancy Grosfeld GRAT                9/26/01                      8,950                 14.50
         James Grosfeld GRAT                9/27/01                     37,500                 14.00
         Nancy Grosfeld GRAT                9/27/01                     37,500                 14.00
         Reporting Persons                  9/27/01                     19,000                 13.9896
         James Grosfeld GRAT                11/6/01                        600                 13.00
         Nancy Grosfeld GRAT                11/6/01                        600                 13.00

No transactions have been effected since August 20, 2001 by Flagstone, Grosfeld Partners, Grosfeld RK Partners, Multivest Real Estate or Multivest.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons, except for
(1) the shareholders of Flagstone, Multivest Real Estate and Multivest, with respect to the shares owned by those corporations, (2) the beneficiaries of the James Grosfeld GRAT and the Nancy Grosfeld GRAT with respect to the shares owned by the James Grosfeld GRAT and the Nancy Grosfeld GRAT and (3) the members of Grosfeld Partners and Grosfeld RK Partners with respect to the shares owned by Grosfeld Partners and Grosfeld RK Partners.

         (e)      Not applicable.


                               Page 8 of 10 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The James Grosfeld GRAT is subject to the James Grosfeld 2001 Three Year Grantor Retained Annuity Trust Agreement, dated as of May 4, 2001, between James Grosfeld, as settlor, and James Grosfeld, as trustee, which describes the powers of the trustee with respect to the voting and transfer of the shares of Common Stock held by the James Grosfeld GRAT and the division of any profits or loss from any such transfers. The Nancy Grosfeld GRAT is subject to the Nancy Grosfeld 2001 Three Year Grantor Retained Annuity Trust Agreement, dated as of May 4, 2001, between Nancy Grosfeld, as settlor, and Nancy Grosfeld, as trustee, which describes the powers of the trustee with respect to the voting and transfer of the shares of Common Stock held by the Nancy Grosfeld GRAT and the division of any profits or loss from any such transfers.

         Grosfeld Partners is subject to the Amended and Restated Operating Agreement for Grosfeld Partners LLC, a Michigan Limited Liability Company, dated as of September 30, 2001, among James Grosfeld, Nancy Grosfeld and Jason Grosfeld, which describes the powers of the manager with respect to the voting and transfer of the shares of Common Stock held by Grosfeld Partners and the division of any profits or loss from any such transfers. Grosfeld RK Partners is subject to the Amended and Restated Operating Agreement for Grosfeld RK Partners LLC, a Michigan Limited Liability Company, dated as of September 30, 2001, between Murry Hozman and Rachel Kukes, which describes the powers of the manager with respect to the voting and transfer of the shares of Common Stock held by Grosfeld RK Partners and the division of any profits or loss from any such transfers. James Grosfeld and Nancy Grosfeld are husband and wife.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Agreement of Joint Filing between the Reporting Persons, dated as of November 27, 2001.

         99.2 James Grosfeld 2001 Three Year Grantor Retained Annuity Trust Agreement, dated as of May 4, 2001.

         99.3 Nancy Grosfeld 2001 Three Year Grantor Retained Annuity Trust Agreement, dated as of May 4, 2001.

         99.4 Form of Bear, Stearns & Co. Inc. Client Agreement, to be filed by amendment.

         99.5 Form of Ameritrade, Inc. Client Agreement, to be filed by amendment.

         99.6 Amended and Restated Operating Agreement for Grosfeld Partners LLC, a Michigan Limited Liability Company, dated as of September 30, 2001.

         99.7 Amended and Restated Operating Agreement for Grosfeld RK Partners LLC, a Michigan Limited Liability Company, dated as of September 30, 2001.



                               Page 9 of 10 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 27, 2001                    /s/ JAMES GROSFELD
                                             -----------------------------------
                                             James Grosfeld


Dated:  November 27, 2001                    /s/ NANCY GROSFELD
                                             -----------------------------------
                                             Nancy Grosfeld

















                               Page 10 of 10 pages

                                 Exhibit Index

Exhibit No.              Description

     99.1 Agreement of Joint Filing between the Reporting Persons, dated as of November 27, 2001.

     99.2 James Grosfeld 2001 Three Year Grantor Retained Annuity Trust Agreement, dated as of May 4, 2001.

     99.3 Nancy Grosfeld 2001 Three Year Grantor Retained Annuity Trust Agreement, dated as of May 4, 2001.

     99.4 Form of Bear, Stearns & Co. Inc. Client Agreement, to be filed by amendment.

     99.5 Form of Ameritrade, Inc. Client Agreement, to be filed by amendment.

     99.6 Amended and Restated Operating Agreement for Grosfeld Partners LLC, a Michigan Limited Liability Company, dated as of September 30, 2001.

     99.7 Amended and Restated Operating Agreement for Grosfeld Partners LLC, a Michigan Limited Liability Company, dated as of September 30, 2001.